

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 1, 2006

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

> **Re:** **Puda Coal, Inc.**
> **Item 4.02 Form 8-K**
> **Amendment No. 2**
> **Filed May 31, 2006**
> **Response Letter dated May 25, 2006**
> **File No. 333-85306**

Dear Mr. Ming:

        We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A filed May 31, 2006

1.   We have considered the revisions to your amended Form 8-K that you made in response to prior comment number two and note your use of the term "adequate" to describe the performance of your disclosure controls and procedures as of December 31, 2005 and March 31, 2006. Please note that your certifying officers must definitively conclude that your disclosure controls and procedures are either effective or ineffective. We further note that your certifying officers determined that there was no change in your disclosure controls and procedures even though "The Company had the correct information regarding the conversion feature, Warrants and debt issuance." Please support this determination given your

statement that management "came to the wrong conclusion regarding applicable accounting treatment thereof." As such, please reconsider your disclosure and the evaluation made by your principal officers as of the end of the period covered by your Forms 10-KSB and 10-QSB and amend your filing to conclusively state the results of the principal officer's evaluation of the Company's disclosure controls and procedures.

2.   We note your statement that "The revisions to the financial statements related to complicated accounting matters and are in response to comments by the SEC." Please ensure in all future filings that you i) make clear to readers that your financial statements are the responsibility of the Company's management and ii) remove any references that might suggest that the Commission provided accounting guidance to management to avoid investor confusion.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jennifer Goeken at (202) 551-3721.

Sincerely,

Jill S. Davis
Branch Chief